Mail Stop 3561

May 6, 2008

Mr. Terrell K. Crews
Chief Financial Officer
800 North Lindbergh Boulevard
St. Louis, Missouri 63167

      Re: **Monsanto Company**
                Form 10-K for the year ended August 31, 2007
                Filed October 26, 2007
                File No. 001-16167

Dear Mr. Crews:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Joseph A. Foti
                Senior Assistant Chief Accountant